Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Silver Standard Resources Inc. #1180 – 999 West Hastings Street Vancouver, B.C. V6C 2W2

Item 2	Date of Material Change
April 10, 2006.

Item 3	News Release
The news release was disseminated on April 10, 2006 by CCN Matthews using several broad distribution networks in North America.

Item 4	Summary of Material Change

Silver Standard Resources Inc. is pleased to report that diamond drilling at the South Ridge of the Pitarrilla silver project in Mexico has again expanded the zone along its eastern flanks with silver values over thick intervals. Three holes recently completed in the area demonstrate the potential for South Ridge to add further resource ounces to the Pitarrilla property.

Item 5	Description of Material Change
See attached news release 06-13.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7	Omitted Information
No omitted information.

Item 8	Executive Officer
Joseph J. Ovsenek, Senior Vice President. (604) 689-3846.

Item 9	Date of Report
April 10, 2006.

April 10, 2006	Trading Symbols:
News Release 06-13	Nasdaq National Market: SSRI
TSX: SSO

SILVER STANDARD INTERSECTS 515 FEET AVERAGING 6.5 OZ./TON SILVER

AT PITARRILLA SILVER PROJECT IN MEXICO

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report that diamond drilling at the South Ridge of the Pitarrilla silver project in Mexico has again expanded the zone along its eastern flanks with silver values over thick intervals. Three holes recently completed in the area demonstrate the potential for South Ridge to add further resource ounces to the Pitarrilla property.

The three holes completed at South Ridge are:

•       PD-92, a vertical step-out hole which from surface intersected 6.5 ounces of silver per ton over 515.0 feet (223.0 grams of silver per tonne over 155.0 meters).

•       PD-106, an angled hole collared on the same coordinates as hole PD-92, which from surface intersected three mineralized intervals, the best with 260.8 feet averaging 3.8 ounces of silver per ton (79.5 meters averaging 130.2 grams of silver per tonne).

•       PD-109, another vertical hole drilled approximately 50 meters to the south of PD-92 and PD-106, which from surface intersected 335 feet averaging 5.1 ounces of silver per ton (102.1 meters averaging 174.8 grams of silver per tonne), including 200 feet averaging 7.7 ounces of silver per ton (61.0 meters averaging 262.9 grams of silver per tonne).

These three holes indicate potential to expand known mineralization to the north and represent in total a 100-meter step-out that is not included in resource estimates for the Pitarrilla property. A table that corresponds with these holes is attached. In a news release dated March 6, 2006, the company had reported indicated silver resources at Pitarrilla of 67.2 million ounces and inferred silver resources of 130.2 million ounces.

Drilling continues to intersect a thick sequence of mineralized volcanic material (tuffs, breccias and rhyolitic intrusives). This area of mineralization now measures approximately 500 meters by 500 meters and is open down dip to the southeast and along strike to the north and south. Drilling is continuing with three diamond drill rigs now on site and results for the Breccia Ridge Zone will be released as they are received. The wholly-owned project is located approximately 150 kilometers (90 miles) north of Durango City in the state of Durango. Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for the exploration program at Pitarrilla.

Silver Standard’s proven and probable reserves total 109.4 million ounces; measured silver resources total 64.0 million ounces; indicated resources total 372.4 million ounces; and inferred resources total 598.0 million ounces on closing of the previously reported acquisition of the Veta Colorada silver project in Mexico.

Silver Standard is a well-funded silver company with cash and marketable securities totaling CDN$124.8 million, subject to the close of the sale of Silver Standard’s 50% interest in the Manantial Espejo property, and 1,950,000 ounces of silver currently worth CDN$26.8 million. The company continues to seek resource growth through acquisitions, exploration and development of its own projects.

For further information, contact:

Robert A. Quartermain, President	Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.	Silver Standard Resources Inc.
Vancouver, B.C.	Vancouver, B.C.
(604) 689-3846	N.A/ toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina or Canada, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.

Cautionary note to U.S. investors concerning disclosure of estimates of mineral resources and contained ounces of silver: The terms “measured resource”, “indicated resource” and “inferred resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council as may be amended from time to time by the CIM.

We advise U.S. investors that while the terms “measured resource” and “indicated resource” are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured or indicated category will ever be converted into reserves.

“Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Disclosure of silver resources expressed in ounces in the mineral resource category in this news release is in compliance with National Instrument 43-101, but does not meet the requirements of Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, of the SEC, which will accept only the disclosure of tonnage and grade estimates for non-reserve mineralization.

Selected Pitarrilla Diamond Drilling Results – April 2006

Hole No.	Coordinates	Dip/ Azimuth	From (meters)	To (meters)	Interval (meters)	Silver (grams/tonne)	Interval (feet)	Silver (oz./ton)
PD-92	504420E	90°/00°	7.6	164.6	157.0	223.0	515.0	6.5
	2810868N
PD-106	504419E	60°/270°	3.1	82.5	79.5	130.2	260.8	3.8
	2810867N	incl	48.8	75.9	27.1	196.8	89.0	5.7
		and	125.5	140.2	14.7	74.4	48.3	2.2
		and	160.0	195.1	35.1	48.9	115.0	1.4
PD-109	504442E	90°/00°	12.2	114.3	102.1	174.8	335.0	5.1
	2810823N	incl.	41.2	102.1	61.0	262.9	200.0	7.7
		and	126.5	169.2	42.7	51.1	140.0	1.5

Notes: Intervals do not denote true thickness, which is to be determined. Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Pitarrilla exploration program and has verified the data in the table above. All assays were submitted for preparation and analysis by ALS Chemex at its facilities in Chihuahua, Mexico (preparation) and Vancouver, B.C. (analysis). All samples were analyzed using three acid digestion with ICP finish. Samples over 100 grams were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 grams were fire assayed with a gravimetric finish.